Exhibit 99.1

GERDAU S.A.

MANAGEMENT REPORT

Dear Shareholders:

The 2011 fiscal year represented a period of positive results to Gerdau, considering the challenges posed by the global downturn and European crisis, as well as the increase in costs of the raw materials used. The Company reached shipments of 19.2 million tons, a historical record.

Crude steel production increased by 10%, going from 17.9 million tons in 2010 to 19.6 million tons in 2011. All business operations grew, particularly the ones in the North America and Brazil.

In 2011, shipments totaled 19.2 million tons, a 10% increase compared to the previous year, reflecting the development of the industry and the energy segment in the North America business operations, as well as the civil construction segment in the Latin America and Brazil business operations.

In 2011, consolidated net sales totaled R$ 35.4 billion, a 13% increase compared to 2010, due to the increase in shipments.

The 2011 EBITDA reached R$ 4.7 billion, despite the significant increase in raw material costs, which affected the Company’s operational results.

Consolidated net income totaled R$ 2.1 billion during the fiscal year. Based on such results, the payment of R$ 597 million in dividends and interest on capital stock was deliberated to the shareholders of Gerdau S.A., and R$ 224 million to the shareholders of Metalúrgica Gerdau S.A.

Based on the investment plan announced at the beginning of the fiscal year, for the period between 2011 and 2015, R$ 2.0 billion were realized, with emphasis on investments targeting Usina Açominas.

In April 2011, the Company performed a public offering, with a net resource employment totaling R$ 3.6 billion. Of this amount, R$ 2.1 billion have already been used for the prepayment of loans contracted by the Company’s subsidiaries in North America, and the remaining amount was incorporated to corporate funds. Based on such events, the net debt index on EBITDA went from 2.4 in December 31 2010 to 2.0 by the end of 2011.

Summary

Gerdau is the leading producer of long steel in the Americas and one of the main suppliers of specialty long steel in the world. With over 45,000 employees, Gerdau has industrial activities in 14 countries - operating in the Americas, Europe, and Asia -, presenting a combined annual installed production capacity of over 25 million tons of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tons of scrap into steel every year. With over 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Global Steel Market

Steel Industry Production	Fiscal Year	Fiscal Year	Variation
(Million tons)	2011	2010	2011/2010
Crude Steel
Brazil	35.2	32.9	7%
North America (except Mexico)	99.3	93.5	6%
Latin America (except Brazil)	33.4	28.7	16%
China	695.5	638.7	9%
India	72.2	68.3	6%
Others	591.3	567.8	4%
Total	1,526.9	1,429.9	7%

Source: worldsteel and Gerdau

Global steel production increased in 2011 compared to 2010, establishing a new record. China remained an important player in the international market, accounting for 46% of the global steel production. Apart from the China’s figures, global production increased by 5% during the period.

In October 2011, the World Steel Association released its Short Range Outlook, presenting forecasts for global apparent steel consumption in 2012. Worldsteel expects a 5.4% increase in the global steel demand. According to Worldsteel, this year’s results will be spearheaded particularly by emerging countries (BRIC and MENA). It is important to emphasize that, despite forecasting weak growth in developed countries, Worldsteel does not believe that a second wave of recession will take place. The association emphasized that the greatest challenges to be overcome over the next few months will be the Eurozone debt crisis, the risk of recession in the US, and the downtrend of Chinese economy. In light of such uncertainties, the forecast should be considered as “cautiously optimistic”. Worldsteel estimates that by 2012, apparent steel consumption in developed countries will still be approximately 15% below 2007 levels. On the other hand, for emerging economies, consumption should be 44% greater than what was recorded in 2007. According to the projections for 2012, emerging economies are expected to account for approximately 73% of the global steel demand. In 2007, this rate was 61%.

Accounting Standard

The Consolidated Financial Statements of Gerdau S.A. are presented in compliance with the international financial reporting standards - IFRS, issued by the International Accounting Standards Board - IASB and also in compliance with the accounting practices adopted in Brazil, which are fully aligned with the accounting standards issued by the Accounting Pronouncement Committee - CPC, and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to the CVM instruction No. 457, dated July 13, 2007, amended by the CVM instruction No. 485, dated September 1, 2010.

Information presented herein does not include data for jointly controlled entities and associated companies, except where stated otherwise.

Gerdau’s Business Operations (BOs)

Information contained in this report is presented in compliance with Gerdau’s corporate governance policy, namely:

•      Brazil (Brazil BO) — includes Brazilian operations, with the exception of specialty steel.

•      North America (North America BO) — includes all North American operations, with the exception of Mexico and specialty steel.

•      Latin America (Latin America BO) — includes all Latin American operations, with the exception of Brazil

•      Specialty Steel (Specialty Steel BO) — includes specialty steel operations in Brazil, Spain, US and India.

I — CONSOLIDATED INFORMATION

Gerdau’s Performance in 2011

Production

Production	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2011	2010	2011/2010
Crude Steel (slabs/blooms/billets)
Brazil	7,573	6,953	9%
North America	6,968	6,209	12%
Latin America	1,718	1,488	15%
Specialty Steel	3,364	3,202	5%
Total	19,623	17,852	10%

Rolled steel
Brazil	4,699	4,166	13%
North America	6,426	5,760	12%
Latin America	2,138	1,879	14%
Specialty Steel	3,156	2,977	6%
Total	16,419	14,782	11%

•      In 2011, Gerdau’s crude steel production was higher compared to 2010, mainly due to the increase in demand from all markets in which the Company operates.

•      The North America BO has recorded the highest absolute crude steel production increase due to the resurgence of the energy segment. The Brazil and Latin America BOs have benefited from the increased demand in the construction segment. The Specialty Steel BO recorded moderate growth, since the automotive segment had already regained strength throughout 2010.

•      Regarding rolled steel, production followed the crude steel increase recorded in the period.

Crude Steel Production (1,000 tons)	Rolled Steel Production (1,000 tons)

Shipments

Consolidated Shipments (1)	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2011	2010	2011/2010
Brazil	7,065	6,646	6%
Domestic Market	5,063	4,717	7%
Exports	2,002	1,929	4%
North America	6,528	5,742	14%
Latin America (2)	2,641	2,211	19%
Specialty Steel	2,930	2,764	6%
Total	19,164	17,363	10%

(1) - Excludes shipments to subsidiaries

(2) - Does not consider coke shipments.

•      Consolidated shipments in 2011 increased throughout all business operations, especially in the North America BO.

•      In the North America BO, the segment was mainly responsible for the increase in shipments. The ISM — Institute for Supply Management, the main industrial production indicator in the US, remained above 50 for the last 2 years, indicating growth. In addition, the number of unemployment benefits applications significantly decreased throughout 2011, which strongly indicates an increase in steel consumption in the region.

•      In the Brazil BO, construction represented a relevant role for maintaining demand. The Brazilian Housing Finance System, for the construction and acquisition of units, for example, has been constantly growing throughout 2011, with a 44% increase in the period between November 2010 and October 2011, compared to the same period in 2009/2010, according to data from the Central Bank of Brazil.

•      On a smaller scale, the Latin America BO recorded an increase in shipments, especially regarding operations in Colombia, Argentina and Chile, countries which are expected to have significant GDP growth in 2011.

•      In the Specialty Steel BO, shipments from operations in Spain and United States were the most prominent, supported by the ongoing resurgence of the automotive segment, with the registration of commercial vehicles in Europe and the production of commercial vehicles in North America, recording a 10% increase in 2011.

Shipments per business operation in 2011 (19.2 million tons)	Shipments per business operation in 2010 (17.4 million tons)

Operating Results per Business Operation

Net Sales

Net Sales	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	2011/2010
Brazil	12,697	12,459	2%
Domestic Market	10,351	10,441	-1%
Exports	2,346	2,018	16%
North America	10,811	8,836	22%
Latin America (1)	4,383	3,487	26%
Specialty Steel	7,516	6,611	14%
Total	35,407	31,393	13%

(1) - Includes coke net sales

•      In 2011, consolidated net sales grew compared to 2010, mainly due to the higher number of shipments.

•      In absolute values, the North America BO presented the greatest growth in net sales during the fiscal year, resulting from the higher number of shipments and greater net sales per ton sold. The Specialty Steel BO also recorded significant growth in net sales, mainly due to shipments from Spain and US operations. In the Latin America BO, net sales increase derived mainly from the higher number of shipments sold, particularly in Colombia, Argentina and Mexico.

Cost of Goods Sold and Gross Margin

		Fiscal Year	Fiscal Year	Variation
Cost of goods sold and gross margin		2011	2010	2011/2010
Brazil	Net Sales (R$million)	12,697	12,459	2%
	Cost of goods sold (R$million)	(10,424)	(9,542)	9%
	Net Income (R$million)	2,273	2,917	-22%
	Gross margin (%)	18%	23%
North America	Net Sales (R$million)	10,811	8,836	22%
	Cost of goods sold (R$million)	(9,682)	(7,998)	21%
	Net Income (R$million)	1,129	838	35%
	Gross margin (%)	10%	9%
Latin America	Net Sales (R$million)	4,383	3,487	26%
	Cost of goods sold (R$million)	(3,821)	(3,021)	26%
	Net Income (R$million)	562	466	21%
	Gross margin (%)	13%	13%
Specialty Steel	Net Sales (R$million)	7,516	6,611	14%
	Cost of goods sold (R$million)	(6,371)	(5,312)	20%
	Net Income (R$million)	1,145	1,299	-12%
	Gross margin (%)	15%	20%
Consolidated	Net Sales (R$million)	35,407	31,393	13%
	Cost of goods sold (R$million)	(30,298)	(25,873)	17%
	Net Income (R$million)	5,109	5,520	-7%
	Gross margin (%)	14%	18%

•      In consolidated terms, the increase in cost of goods sold in 2011, compared to 2010, resulted from the higher number of shipments in the period and from higher costs of raw materials. The greater increase in raw materials costs compared to the growth in net sales per ton sold derived from the decreased gross margin, particularly in the Brazil and Specialty Steel BOs.

•      The Brazil BO presented a decrease in net sales per ton sold in 2011, mainly due to discounts provide in the local market during the second half of 2010, which affected the 2011 gross margin, compared to the previous year. Additionally, the gross margin was also affected by the increase in raw materials costs. In the Specialty Steel BO, raw materials costs exceeded the increase in net sales per ton sold, which explains the 5 percentage point reduction in the gross margin.

•      In the North America and Latin America BOs, cost of goods sold were kept in line with the net sales, which maintained the gross margin in similar levels in the comparison between 2011 and 2010.

Operating Expenses

SG&A	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	2011/2010
Selling expenses	604	552	9%
General and administrative expenses	1,798	1,806	0%
Total	2,402	2,358	2%
Net Sales	35,407	31,393	13%
% of net sales	7%	8%

•      In 2011, the shipments expenses increased, following the greater number of shipments sold compared to 2010. On the other hand, general and administrative expenses were maintained, despite increased activities, due to the Company’s cost reduction initiatives. Therefore, selling, general and administrative expenses as a percentage of the net sales decreased in the comparison periods.

Equity Income

•      Jointly-controlled entities and associated companies, whose results are assessed by equity accounting, traded 1.1 million tons of steel in 2011, considering their respective equity interests, aligned with the volume in the previous year, resulting in net sales of R$ 1.7 billion, a 16% increase compared to 2010.

•      Based on such companies’ performance, equity accounting was positive by R$ 63 million in 2011, compared to a positive R$ 39 million in 2010.

EBITDA

Consolidated EBITDA composition (1)	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	2011/2010
Net Income	2,098	2,457	-15%
Net financial result	528	685	-23%
Provision for IR and CS	253	502	-50%
Depreciation and amortizations	1,772	1,893	-6%
Reversal/losses due to non-recoverability of assets	—	(336)
EBITDA	4,651	5,201	-11%
EBITDA Margin	13%	17%

(1) Encompasses the results of jointly controlled entities and associate companies according to the equity accounting method.

Note: EBITDA is not a method used in accounting practices, does not represent cash flow for the respective periods and should not be considered as an alternative to cash flow as an indicator of liquidity. EBITDA is not standardized and therefore cannot be compared with that of other companies.

Reconciliation of consolidated EBITDA	Fiscal Year	Fiscal Year
(R$ million)	2011	2010
EBITDA (1)	4,651	5,201
Depreciation and amortizations	(1,772)	(1,893)
Reversal/losses due to non-recoverability of assets	—	336
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES (2)	2,879	3,644

(1) Non-accounting measurement adopted by the Company

(2) Accounting measurement disclosed in consolidated Statements of Income

•      The consolidated EBITDA, also referred to as operating cash generation, decreased in 2011 compared to 2010, as did the EBITDA margin. This decrease can be attributed to the drop in gross income (see explanation in “Cost of Goods Sold and Gross Margin”).

EBITDA per Business Operation		Fiscal Year 2011	Fiscal Year 2010	Variation 2011/2010
Brazil	EBITDA (R$ million)	1,884	2,709	-30%
	EBITDA Margin (%)	15%	22%
North America	EBITDA (R$ million)	1,177	789	49%
	EBITDA Margin (%)	11%	9%
Latin America	EBITDA (R$ million)	437	419	4%
	EBITDA Margin (%)	10%	12%
Specialty Steel	EBITDA (R$ million)	1,153	1,284	-10%
	EBITDA Margin (%)	15%	19%
Consolidated	EBITDA (R$ million)	4,651	5,201	-11%
	EBITDA Margin (%)	13%	17%

•      In the Brazil BO, which accounted for 41% of the period’s consolidated EBITDA, the aforementioned decrease in net sales per ton sold in 2011 affected the EBITDA margin of the fiscal year. Additionally, the margin was also affected by the increase in raw materials costs. In the North America BO, which accounted for 25% of the consolidated EBITDA, the EBITDA margin increased by two percentage points due to the growth in shipments sold, and better prices in the region. In the Latin America BO, which accounted for 9% of the 2011 EBITDA, even with a stable gross margin, the EBITDA margin decreased mainly due to higher operating expenses incurred during the period. In the Specialty Steel BO - 25% of the year’s EBITDA - higher raw materials costs compared to net sales per ton sold prompted the EBITDA margin to decrease.

Financial Result

Financial result	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	2011/2010
Financial revenue	456	296	54%
Financial expenses	(971)	(1,098)	-12%
Exchange variation, net	52	104	-50%
Gains (losses) with financial instruments, net	(65)	13	—
Financial result	(528)	(685)	-23%

•      In 2011, financial income and expenses were positively affected by the public offering concluded on April 18, 2011. Part of the offering’s proceeds was used to prepay debt, which led to a reduction in financial expenses, while the remaining balance was held in cash, resulting in higher financial revenue. It is important to emphasize that the prepayment generated a loss of R$ 69 million, recorded under gains (losses) with financial instruments due to the anticipated settlement of interest rate swaps associated to such debt.

•     It is important to emphasize that, pursuant to IFRS standards, the Company assigned most of the debt in foreign currency acquired by companies in Brazil as a hedge for a portion of investments in subsidiaries abroad. As a result, the effects from foreign currency variations on such debts are recognized as shareholders’ equity, mitigating the impact on the Company’s financial result in 2011. In 2010, a significant portion of the debt was still not assigned as hedge and, therefore, its exchange variation was conditioned by the financial result.

Net Income

Net Income	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	2011/2010
Income before taxes (1)	2,351	2,959	-21%
Income tax and social contribution	(253)	(502)	-50%
Consolidated net income (1)	2,098	2,457	-15%

(1) Encompasses the results of jointly controlled entities and associate companies according to the equity accounting method.

•      Consolidated net income was smaller in 2011 compared to 2010, mainly due to the decrease in operating results. It is important to mention that the consolidated net income in 2010 had a loss reversal due to non-recoverability of assets totaling R$ 336 million (R$ 208 million, net of taxes).

Investments

•      In 2011, investments in fixed assets totaled R$ 2.0 billion. Of this amount, 75% was allocated to Brazilian units, and the remaining 25%, to units in other countries.

•      Investments in fixed asset planned for the period between 2012 and 2016 are estimated at R$ 10.3 billion, of which approximately 70% was allocated to Brazilian units, including both strategic and maintenance investments, as shown in the following table:

Investment Plan - Main Projects	Location	Additional production capacity (1,000 t)	Start-up
Brazil BO
Flat steel rolling (heavy plates and coiled hot-rolled strips) at Açominas Mill in Minas Gerais	Brazil	1,900	2012/2013
Expansion of mining operations capacity to 7 million tons	Brazil	—	2012
Rebar fabricating and ready-to-use steel product units	Brazil	—	2013
Wire rod and rebar rolling mill at Cosigua in Rio de Janeiro(1),(2)	Brazil	600	2013
North America BO
Reheating furnace at Calvert City, Kentucky	USA	—	2012
Increase in crude steel capacity at Midlothian mill - Texas	USA	200	2014
Increase in rolling capacity at Midlothian mill - Texas	USA	100	2014
Latin America BO
Port facilities (for coal and coke shipments)	Colombia	—	2012
Expansion of rollers at Tuta and Tocancipá mills	Colombia	80	2012
Rebar and light commercial profile rolling in Guatemala(3)	Guatemala	200	2012/2013
Specialty Steel BO
New continuous slab casting unit with production capacity increase at Monroe Mill - Michigan	USA	200	2012
Expansion of crude steel, long steel products and finishing capacities (at 2 different mills)(2)	USA	300	2014
Specialty steel and rebar rolling mill, sintering, coke plant and power generation(3)	India	300	2012/2013
Specialty steel rolling mill at Pindamonhangaba Mill in São Paulo	Brazil	500	2012
New continuous casting and reheating furnace at Pindamonhangaba in São Paulo	Brazil	—	2013
Expansion of rolling capacity at Mogi das Cruzes Mill in São Paulo	Brazil	60	2012

(1) To meet this rolling capacity, one of the electric furnaces in the melt shop will be recommissioned.

(2) Investment with approval in stages.

(3) This capacity is not included in the consolidated figures since it is a jointly-controlled entity.

Working Capital and Cash Conversion Cycle

•      In December 31 2011, the cash conversion cycle (working capital divided by the daily net sales in the quarter) decreased by 10 days compared to December 31 2010. This decrease stems from a 16% increase in net sales on 4Q11 compared to 4Q10, against a 3% increase in working capital on December 31 2011, compared to 2010.

Financial Liabilities

Indebtedness
(R$ million)	12/31/2011	12/31/2010
Current	1,757	1,693
Local currency (Brazil)	821	703
Foreign currency (Brazil)	243	169
Companies abroad	693	821
Non-current	11,927	12,977
Local currency (Brazil)	2,383	2,623
Foreign currency (Brazil)	6,462	5,656
Companies abroad	3,082	4,698
Gross debt	13,684	14,670
Cash, cash equivalents and financial investments	4,578	2,204
Net debt	9,106	12,466

•      On December 31, 2011, the net debt (gross debt minus cash) totaled R$ 9.1 billion. The reduction of net debt by 27% on December 31, 2011 in comparison with December 31, 2010 is mainly due to the public offering of R$ 3.6 billion concluded in April 2011.

•      In turn, cash position (cash, cash equivalents, and financial investments) totaled 4.6 billion on December 31, 2011. Of this cash, 22% was retained by Gerdau companies abroad, mainly in US dollars.

•      On December 31, 2011, the gross debt (loans and financing plus debentures) totaled R$ 13.7 billion, of which 13% were short term, and 87% were long term.

•      On December 31, 2011, the gross debt composition was: 23% in Brazilian Real, 49% in foreign currency contracted by companies in Brazil, and 28% in several currencies contracted by subsidiaries abroad. When compared to December 31, 2010, the gross debt decreased by 7%, mainly due to prepayment of debts totaling R$ 2.1 billion, partially offset by the depreciation of the Real by 13% during the comparison period over the portion of the debt expressed in US dollars.

•      On December 31, 2011, the weighted average nominal cost of gross debt was 8.1% for the amount denominated in Brazilian Real, 5.7% plus exchange variation for the amount denominated in US Dollars contracted by companies in Brazil, and 5.8% for the portion contracted by subsidiaries abroad.

Gross debt

(R$ billions)

•      On December 31, the debt payment schedule, including debentures, was as follows:

Current	R$ million
1st quarter 2012	447
2nd quarter 2012	383
3rd quarter 2012	376
4th quarter 2012	551
Total	1,757

Non-current	R$ million
2013	1,727
2014	1,173
2015	518
2016 onwards	8,509
Total	11,927

•      On December 31, 2011, the main debt indicators were as follows:

Indicators	12/31/2011	12/31/2010
Gross debt / Total capitalization (1)	34%	42%
Net debt / Total capitalization (2)	25%	38%
Gross debt / EBITDA (3)	2.9x	2.8x
Net debt / EBITDA (3)	2.0x	2.4x
EBITDA (3) / Financial expenses (3)	4.3x	4.6x
EBITDA (3) / Net financial expenses (3)	7.4x	6.2x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) Over the last 12 months

•      In April 2011, the Company performed a public offering, with a net resource employment on the amount of R$ 3.6 billion. Of this figure, R$ 2.1 billion were used for the prepayment of loans contracted by the Company’s subsidiaries in North America, and the remaining amount was incorporated to corporate funds. Based on such events, the net debt index on EBITDA went from 2.4x in December 31, 2010 to 2.0x by the end of 2011.

•      At the beginning of December 2011, Moody’s assigned the Investment Grade rating “Baa3” for all of Gerdau’s ratings, with a stable perspective. According to Moody’s, the rating assigned to Gerdau reflects the successful issuance of shares on April 2011, through which Gerdau raised R$ 3.6 billion, in addition to the improved liquidity position and leverage decrease. From a strategic point of view, current investments self-sufficiency regarding key inputs, especially iron ore, should improve Gerdau’s margins and overall competitiveness on the short and medium terms. A potential monetization of iron ore assets may benefit the Company’s liquidity. With the upgrade from Moody’s, Gerdau currently has the Investment Grade of three of the most renowned Rating agencies in the capital market: Fitch Ratings, Moody’s and Standard & Poor’s.

Social and Environmental Responsibility

•      Throughout its 110 years of operation, Gerdau has grown and diversified its businesses in the steel value chain, while fostering a solid commitment with people and the environment. The company has supported its history on centennial values and rigorous ethical principles, essential to establish transparent relationships with its target audience, and to promote sustainable development.

•      The company operates in compliance with international governance standards and employs state-of-the-art management tools across all of its operations. Gerdau is passionate about what it does and strives to achieve excellence in all aspects of its businesses. It is an efficient and flexible Company, with the ability to face adversity and capitalize on market opportunities. Operating in 14 countries - in the Americas, Europe and Asia - the company employs its best efforts to understand and respect different cultures in every region it operates.

•     Gerdau respects, values and invests in its over 45,000 employees. It encourages a problem-solving, entrepreneurial and independent environment, offering growth opportunities within a work environment in which people are always committed and fulfilled. Personnel safety is another important element for Gerdau. That is why the Company provides an efficient total safety system, which entails constant investments in new technologies, equipment and global management systems in this area. During the fiscal year, such investments totaled R$ 71 million, a 45% increase compared to 2010.

•      In social responsibility projects, the Company invested R$ 61 million in 2011. Throughout the entire year, the Organization intensified measures related to the development of its business network, and implemented several initiatives in the solidarity mobilization and education areas.

•      Gerdau constantly strives to reduce the footprint left by its activities on the environment. Therefore, it complies with strict environment protection practices, invests in innovating industrial technologies and promotes conscious use of natural resources and inputs. In 2011, R$ 370.9 million were invested in environment protection initiatives.

•      Gerdau is the largest recycler in Latin America, transforming millions of tons of iron scrap into steel every year. Over 75% of Gerdau’s production takes place in electrical melt shops, whose main raw material is scrap. The use of such input in the steel production process contributes to preserving the environment, since it decreases the use of power and, therefore, also reduces CO2 emissions.

Added Value

•      In 2011, Gerdau’s companies generated an added value of R$ 9.8 billion, 5% greater compared to 2010. This amount stems from service and product revenues, net of discounts provided, totaling R$ 37 billion, deducted from R$ 27.2 billion in costs related to raw materials and consumer goods, third-party services, depreciation and amortizations, equity income, financial revenues, and others.

Added Value Distribution

(R$ 9.8 billion)

•      Operations in Brazil generated an added value of R$ 5.8 billion during the fiscal year, a 3% increase compared to 2010. In other operations, such value totaled R$ 4.0 billion, an 8% increase compared to the previous year. Activities in Brazil accounted for 60% of the consolidated amount, while the other countries contributed with the remaining 40%.

Added value distribution	Brazil	Abroad
Taxes, contributions and social charges	1,922	662
Salaries, benefits, participation in results and training	1,978	2,111
Income reinvestment	808	672
Dividends and interests on capital stock	617	—
Interest on financing	483	502
Total	5,808	3,947

Capital Market and Corporate Governance

Liquidity and stock exchange listing

•      Through its three public companies (Metalúrgica Gerdau S.A., Gerdau S.A., in Brazil, and Empresa Siderúrgica del Peru S.A.A. — Siderperú, in Peru), Gerdau provides investors with several investment alternatives in stock exchanges in Brazil and abroad. In 2011, the liquidity of these assets remained high, totaling R$ 90.2 billion (US$ 48.1 billion).

•      The shares of Metalúrgica Gerdau S.A. and Gerdau S.A. are listed on the following indexes: Ibovespa - BM&FBOVESPA Index, ISE — Corporate Sustainability Index, ITAG - Special Tag Along Stock Index, INDX - Industrial Sector Index, IBrX 50 - Brazil Index 50, IGC - Special Corporate Governance Stock Index and IMAT — Basic Materials Index.

Dividends

•      Metalúrgica Gerdau S.A. and Gerdau S.A. offer clear remuneration policies in line with the market, distributing at least 30% of net income adjusted on an annual basis, while current Brazilian laws demand a minimum of 25%.

•      In 2011, Metalúrgica Gerdau S.A. and Gerdau S.A. deliberated R$ 224 million (R$ 0.55 per share) and R$ 597 million (R$ 0.35 per share), respectively, in the form of dividends and/or interests on capital stock.

•      The following charts describe dividends and/or interest on capital stock deliberated according to each year’s net income, as well as the dividend yield, which represents the ratio between dividends per share and share prices by the end of each fiscal year.

Metalúrgica Gerdau S.A. Yield and Dividends deliberated	Gerdau S.A. Yield and Dividends deliberated

Public Offering

•      In April 2011, the Gerdau S.A. Board of Directors sanctioned the issuance of 68,026,910 common shares and 134,830,100 preferred shares, resulting in a capital increase of approximately R$ 3.7 billion, performed in an initial public offering. On April 18 2011, the financial settlement of the initial and secondary public offerings was performed, with a net resource employment of R$ 3.6 billion in the Company’s funds.

Shareholding structure

•      In December 2011, Gerdau’s simplified shareholding structure was as follows:

Transparency and equity in investor relations

•      In July 2011, Gerdau received an Honorable Mention from IR Magazine for reaching the top five list of companies in the Best Investor Relations for Individual Investors category. The IR Magazine Awards is considered by the capital market as the most prestigious award in the Investor Relations (IR) area.

•      In August 2011, Metalúrgica Gerdau S.A. and Gerdau S.A. adhered to the Abrasca Code of Self-Regulation and Good Practices for Listed Companies, whose objective is to increase compliance and use of a set of principles, rules and recommendations in order to ensure an adequate corporate governance standard.

•      Gerdau received the “15th Anefac-Fipecafi-Serasa - Transparency Award”, for its 2010 financial statements. This was the 12th consecutive time Gerdau was ranked among the top ten companies with the best financial statements. Companies headquartered throughout the entire country run for the award, selected among the 500 best private companies in the commerce, industry and services (except financial services), in addition to the 50 largest state-owned companies.

•      In 2011, the Company revised its Mission, Vision and Values, as well as a new Ethics Code, which reinforces its commitment towards different audiences: clients, shareholders, employees and communities.

•      In an effort to promote transparency with all audiences, Gerdau provided a Shareholder’s Guide in its Investor Relations website. This guide is a tool developed to meet specific demands from individual investors, providing information on the Company’s profile, shareholding structure, dividends, bonuses, incorporated companies, programs and tools for investors, production process, besides relevant information addressing the decision of investing in Gerdau. This guide is incorporated to the current Modeling Guide, aimed at institutional investors and analysts.

•      The rating agency Moody’s assigned the Investment Grade rating “Baa3” for all of Gerdau’s ratings, with a stable perspective. According to Moody’s, the rating assigned to the Company reflects the successful issuance of shares on April 2011, through which Gerdau raised R$ 3.6 billion, in addition to the improved liquidity position and leverage decrease.

•      In year of 2011, Gerdau also conquest the award “Latin Finance Deal of the Year” in Best Follow-On Equity Issue category, grant by Latin Finance publishing, which considered the Public Offering of shares made by Gerdau in April, 2011, as the most well succeeded operation of this kind occurred in Latin America in the year.

•      In recognition of its safety practices, Gerdau was awarded the “Safety and Health Excellence Recognition 2011” by the World Steel Association, in October 2011. The Company was acknowledged by the “Path of Liquid Steel” project, whose purpose is to ensure compliance with all safety procedures during liquid steel fusion, refinery and transportation activities. The award was granted during the 45th annual meeting held by the organization, which gathers the major steel companies, and was held between October 9 and 12, in Paris, France.

•      Gerdau and its employees were mentioned in nine categories of the Institutional Investor Magazine - 2011 Latin America Executive Team. The magazine annually awards the best Chief Executive Officers (CEOs), Chief Financial Officers (CFOs) and investor relation professionals in Latin America, based on a survey involving 450 resource managers and analysts.

•      In November 2011, for the sixth consecutive year, Metalúrgica Gerdau S.A. and Gerdau S.A. were selected to comprise the ISE - Índice de Sustentabilidade Empresarial [Corporate Sustainability Index] portfolio of BM&FBOVESPA. Companies which participate in the index are benchmarks of best social responsibility and corporate sustainability practices, and are part of the select group of participants in an extremely important indicator of the Brazilian stock market

•      With the purpose of keeping analysts and investors updated on the Company’s businesses, teleconferences are held on a quarterly basis, when results are disclosed. During these events, results are presented and commented on, followed by a Q&A section. Such events were attended by 1,609 participants via phone and Internet in 2011.

•      The Investor Relations team received 1,636 queries from analysts during the year, among phone calls and emails, in addition to 1,834 queries from individual investors.

•      In 2011, Gerdau held meetings with Capital Market Investment Professionals and Analysts (APIMEC) in Rio de Janeiro, São Paulo and Porto Alegre, totaling 327 attendants. In addition to these events, 251 one-on-one meetings with investors and analysts were held in Brazil, including many visits to several of Gerdau’s industrial plants. There was a total of 396 meetings held in North America and Europe, as well as presentations to investment groups.

•      In order to keep analysts and investors updated on the company’s business performance, Gerdau provides permanent communication channels, performs visits to its units, participates in conferences and conducts presentations in several financial markets around the world. The company also maintains a website with specific information for individual shareholders and managers of investment portfolios, funds and clubs. Interested parties can obtain additional information and clarifications on the Company’s businesses and performance from the

Investor Relations team through the phone number (+55 51 3323.2703) or email (inform@gerdau.com.br).

II — PARENT COMPANY INFORMATION

Gerdau S.A. is a publicly-held company headquartered in the capital city of Rio de Janeiro. On 12/30/2010, the Company acquired 42% interest in Aços Villares S.A., of which 29% were acquired through the incorporation of Prontofer Serviços de Construção Ltda. (Prontofer) and 13% acquired from third parties, through the incorporation of Aços Villares S.A., becoming the company’s controlling shareholder. With this incorporation, Aços Villares S.A. became private.

After this operation, the Company also recognized results from trading steel products, in addition to results deriving from investments in controlled and affiliated companies.

Results

•      A substantial portion of Gerdau S.A.’s results derives from investments in controlled and affiliated companies. In 2011, such investments resulted in a positive equity accounting totaling R$ 2.2 billion. On December 31, 2011, such investments totaled R$ 26.3 billion, distributed as follows:

Company	Stake	Investiment (R$ milhões)
Gerdau Internacional Empreendimentos Ltda.	61%	9,095
Gerdau Aços Longos S.A.	94%	6,620
Gerdau Açominas S.A.	94%	4,005
Gerdau Aços Especiais S.A.	96%	1,791
Gerdau América Latina Participações S.A.	94%	1,351
Gerdau Comercial de Aços S.A.	96%	992
GTL Equity Investments Corp.	100%	830
Empresa Siderúrgica del Peru S.A.A.	87%	640
Itaguaí Com. Imp. e Export. Ltda.	100%	371
Dona Francisca Energética S.A.	52%	107
Others	—	450
TOTAL		26,252

•      A total of 648,000 tons of steel products were traded in 2011, generating a net sales of R$ 1.9 billion, with a cost of goods sold of R$ 1.6 billion. The fiscal year’s gross margin was 17%.

•      In 2011, the financial result (financial revenues, financial expenses and net exchange variation) totaled a negative R$ 420 million, compared to an also negative result of R$ 104 million in 2010. The main cause of this negative result was the loss in exchange variation over liabilities contracted in foreign currency, due to the 13% depreciation of the Real compared to US Dollars in 2011, against a 4% appreciation recorded in 2010.

•      Gerdau S.A. recorded a net income of R$ 2.0 billion in 2011, which represents R$ 1.22 per share, mainly due to the equity income result regarding investments in controlled and affiliated companies.

•      On December 31, 2011, the shareholders’ equity of the Company was R$ 25 billion, representing R$ 14.65 per share.

•      On December 31, 2011, net debt (loans and financing plus debentures, minus cash, cash equivalents and financial investments) plus related parties totaled R$ 2.6 billion.

Dividends

•      Based on the 2011 results, Gerdau S.A. assigned R$ 597 million (R$ 0.35 per share) as dividends and/or interest on capital stock.

Period	Dividends (R$ million)	Per Share (R$)	Quantity of Shares (million)	Payment Date
1st quarter	102	0.06	1,706	05/27/2011
2nd quarter	154	0.09	1,706	08/25/2011
3rd quarter	205	0.12	1,705	11/30/2011
4th quarter	136	0.08	1,705	03/08/2011
Total	597	0.35

•      In 2011, the dividend yield (dividends per share/preferred share price) of Gerdau S.A. totaled 2.4%, considering share prices on the last business day of 2011.

Liquidity and stock exchange listing

•      Gerdau S.A.’s preferred shares (GGBR4), listed on BM&FBOVESPA, accounted for R$ 32.1 billion (US$ 19.3 billion) during the year, and reached second place regarding the liquidity of Gerdau’s assets, accounting for 40% of the financial amount traded in 2011. Its shares are listed on several different indexes of the Brazilian stock exchange, and are the tenth most liquid shares in Ibovespa, with 2.9% of such portfolio valid for the period between January and April 2012.

•      The ADRs (GGB) representing preferred shares of Gerdau S.A. were Gerdau’s most traded securities on the stock exchange, accounting for R$ 44.0 billion (US$ 23.4 billion), or 49% of the total amount of resources traded during 2011. Gerdau S.A.’s ADRs were among the 5 most liquid assets of Brazilian companies traded on the New York Stock Exchange in 2011.

•      In 2011, the progression of Gerdau S.A’s preferred share prices on BM&FBOVESPA and NYSE were as follows:

BM&FBOVESPA	NYSE
(Base 100)	(Base 100)

•      On the Madrid Stock Exchange (Latibex), transactions with Gerdau S.A.’s preferred shares (XGGB) were constant on the trading floor. A total of 1.0 million shares were traded, negotiating resources in the order of € 6.8 million.

•      In December 31 2011, Brazilian institutional investors had 12.5% interest in Gerdau S.A.’s share capital. Foreign investors (including ADRs) had 30.6%. The remaining 56.9% of the equity were controlled by other shareholders, of which 42.9% were controlling shareholder and, 13.1% were small investors. The remaining 0.9% was treasury shares.

Buyback Program

•      With the purpose of complying with the Long Term Incentive Plan, the Company has implemented the following buyback programs: in February 2011, 3.1 million preferred shares, at an average cost of R$ 22.63 per share; in August 2011, 1 million preferred shares, under American Depositary Receipts - ADRs, at an average cost of R$ 12.95 per share; and, in January 2010, 2.7 million preferred shares, of which 1.4 million were under ADRs, at an average cost of R$ 16.68 per share.

With the purpose of complying with the CVM instruction No. 381/2003, Gerdau S.A. states that Deloitte Touche Tohmatsu, which provides external auditing consultancy services to the Company, did not provide services unrelated to external auditing during the fiscal year of 2011. The Company’s policy regarding contracting eventual services unrelated to external auditing along with the independent auditor is based on the principles that protect the auditor’s independence, namely: (a) the auditor must not audit his/her own work; (b) the auditor must not perform managerial activities for his/her client; and (c) the auditor must not promote the interests of his/her client.

III - ACKNOWLEDGEMENT

•   Lastly, the Company would like to extend its appreciation to clients, suppliers, representatives, shareholders, financial institutions, government agencies, and other stakeholders for the support provided, as well as the team of employees, for their effort and dedication.

IV – BOARD OF DIRECTORS STATEMENT

•   In compliance with the provisions in Article 25 of Instruction 480/09 of December 7, 2009, the Board of Directors states that it has revised, discussed and expressly agreed upon the Independent Auditors report, issued on this date, as well as the Financial Statements regarding the fiscal year ended on December 31, 2011.

Rio de Janeiro, February 14, 2012.

THE MANAGEMENT

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	2011	2010
CURRENT ASSETS
Cash and cash equivalents	1,476,599	1,061,034
Short-term investments
Held for Trading	3,095,359	1,105,902
Available for sale	6,290	9,559
Trade accounts receivable - net	3,602,748	3,153,027
Inventories	8,059,427	6,797,785
Tax credits	815,983	586,056
Unrealized gains on derivatives	140	783
Other current assets	262,603	231,798
	17,319,149	12,945,944

NON-CURRENT ASSETS
Available for sale securities	—	26,797
Tax credits	389,035	401,222
Deferred income taxes	1,547,967	1,579,011
Related parties	111,955	35,037
Unrealized gains on derivatives	—	5,529
Judicial deposits	713,480	493,502
Other non-current assets	201,989	177,143
Prepaid pension cost	533,740	437,072
Advance for capital increase in jointly-controlled entity	65,254	—
Investments in associates and jointly-controlled entities	1,355,291	1,264,520
Other investments	19,366	19,002
Goodwill	9,155,789	8,158,098
Other Intangibles	1,273,708	1,176,823
Property, plant and equipment, net	17,295,071	16,171,560
	32,662,645	29,945,316

TOTAL ASSETS	49,981,794	42,891,260

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	2011	2010
CURRENT LIABILITIES
Trade accounts payable	3,212,163	1,783,274
Short-term debt	1,715,305	1,577,968
Debentures	41,688	115,069
Taxes payable	591,983	524,967
Payroll and related liabilities	617,432	475,237
Dividends payable	136,391	90,289
Environmental liabilities	31,798	29,191
Unrealized losses on derivatives	314	—
Other current liabilities	429,927	425,905
	6,777,001	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	11,182,290	12,360,056
Debentures	744,245	616,902
Related parties	6	722
Deferred income taxes	1,858,725	2,270,849
Unrealized losses on derivatives	5,013	92,476
Provision for tax, civil and labor liabilities	907,718	645,375
Environmental liabilities	36,621	42,902
Employee benefits	1,089,784	834,471
Put options on non-controlling interests	533,544	516,706
Other non-current liabilities	327,044	341,286
	16,684,990	17,721,745

EQUITY
Capital	19,249,181	15,651,352
Treasury stocks	(237,199)	(161,405)
Legal reserve	407,615	307,329
Stock option	36,339	22,700
Other reserves	(701,399)	(1,884,002)
Retained earnings	6,242,932	5,534,468
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	24,997,469	19,470,442

NON-CONTROLLING INTERESTS	1,522,334	677,173

EQUITY	26,519,803	20,147,615

TOTAL LIABILITIES AND EQUITY	49,981,794	42,891,260

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	for the three months period ended		for the years ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

NET SALES	9,065,801	7,799,844	35,406,780	31,393,209

Cost of sales	(7,864,563)	(6,851,087)	(30,298,232)	(25,873,476)

GROSS PROFIT	1,201,238	948,757	5,108,548	5,519,733

Selling expenses	(157,910)	(156,507)	(603,747)	(551,547)
General and administrative expenses	(484,163)	(472,368)	(1,797,937)	(1,805,914)
Reversal of impairment of assets	—	336,346	—	336,346
Other operating income	35,493	64,465	195,015	207,320
Other operating expenses	(3,319)	(30,617)	(85,533)	(100,840)
Equity in earnings of unconsolidated companies	(22,215)	(15,374)	62,662	39,454

NET INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	569,124	674,702	2,879,008	3,644,552

Financial income	132,196	73,916	455,802	295,563
Financial expenses	(231,119)	(265,961)	(970,457)	(1,097,633)
Exchange variations, net	14,384	2,599	51,757	104,364
Gain and losses on derivatives, net	2,556	5,761	(65,438)	12,392

NET INCOME BEFORE TAXES	487,141	491,017	2,350,672	2,959,238

Income and social contribution taxes
Current	2,185	(64,967)	(519,843)	(642,306)
Deferred	(17,732)	(6,393)	266,747	140,447

NET INCOME	471,594	419,657	2,097,576	2,457,379

ATTRIBUTED TO:
Owners of the parent	438,802	369,024	2,005,727	2,142,488
Non-controlling interests	32,792	50,633	91,849	314,891
	471,594	419,657	2,097,576	2,457,379

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	2011	2010

Cash flows from operating activities
Net income for the year	2,097,576	2,457,379
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,771,881	1,893,074
Reversal of impairment of assets	—	(336,346)
Equity in earnings of unconsolidated companies	(62,662)	(39,454)
Exchange variation, net	(51,757)	(104,364)
Losses (Gains) on derivatives, net	65,438	(12,392)
Post-employment benefits	15,882	82,611
Stock based remuneration	13,974	18,629
Income tax	253,096	501,859
Losses (Gains) on disposal of property, plant and equipment and investments	21,006	(20,532)
Gains on available for sale securities	(28,073)	—
Allowance for doubtful accounts	42,980	16,018
Provision for tax, labor and civil claims	261,024	199,092
Interest income on investments	(265,766)	(174,622)
Interest expense on loans	828,106	919,594
Interest on loans with related parties	(4,388)	—
Provision for net realisable value adjustment in inventory	56,999	50,526
Reversal of net realisable value adjustment in inventory	(122,877)	(50,634)
	4,892,439	5,400,438
Changes in assets and liabilities:
Increase in trade accounts receivable	(203,041)	(660,891)
Increase in inventories	(681,604)	(1,160,419)
Increase in trade accounts payable	1,121,433	110,358
(Increase) Decrease in other receivables	(415,192)	176,403
Decrease in other payables	(127,854)	(168,962)
Distributions from jointly-controlled entities	61,150	68,647
Purchases of trading securities	(6,113,717)	(712,204)
Proceeds from maturities and sales of trading securities	4,384,832	2,423,597
Cash provided by operating activities	2,918,446	5,476,967

Interest paid on loans and financing	(726,360)	(796,799)
Income and social contribution taxes paid	(482,068)	(541,048)
Net cash provided by operating activities	1,710,018	4,139,120

Cash flows from investing activities
Additions to property, plant and equipment	(1,961,379)	(1,288,769)
Proceeds from sales of property, plant and equipment, investments and other intangibles	11,473	19,269
Additions to other intangibles	(141,666)	(94,598)
Advance for capital increase in jointly-controlled entity	(74,785)	—
Payment for business acquisitions, net of cash of acquired entities	—	(283,110)
Purchases of available for sale securities	(723,285)	(1,371,835)
Proceeds from sales of available for sale securities	778,484	1,415,981
Net cash used in investing activities	(2,111,158)	(1,603,062)

Cash flows from financing activities
Capital increase	3,874,329	—
Purchase of own shares	(78,094)	(38,705)
Dividends and interest on capital paid	(550,706)	(1,018,488)
Payment of loans and financing fees	(25,530)	(4,562)
Proceeds from loans and financing	1,378,637	3,885,937
Repayment of loans and financing	(3,781,247)	(3,453,158)
Intercompany loans, net	(90,325)	39,344
Payment for acquisition of additional interest in subsidiaries	—	(2,908,969)
Net cash provided by /(used in) financing activities	727,064	(3,498,601)

Exchange variation on cash and cash equivalents	89,641	(68,367)

Increase (Decrease) in cash and cash equivalents	415,565	(1,030,910)
Cash and cash equivalents at beginning of year	1,061,034	2,091,944
Cash and cash equivalents at end of year	1,476,599	1,061,034